Exhibit 99.(m)(14)

Sixth Amendment to

SCHEDULE A

to the Class C Plan of Distribution Pursuant to Rule 12b-1

(as amended on [●], 2021 to add Oaktree Emerging Markets Equity Fund, remove Brookfield U.S. Listed
Real Estate Fund, remove Center Coast Brookfield Energy Infrastructure Fund, and update the name of
Center Coast Brookfield MLP Focus Fund to Center Coast Brookfield Midstream Focus Fund)

Below are listed the Trust’s separate series of shares under which this Plan is to be performed as of the date hereof:

Brookfield Global Listed Real Estate Fund

Brookfield Global Listed Infrastructure Fund

Brookfield Real Assets Securities Fund

Brookfield Real Assets Debt Fund

Center Coast Brookfield Midstream Focus Fund

Oaktree Emerging Markets Equity Fund

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Brookfield Investment Funds
on behalf of the Funds listed on Schedule A

By:
Name: Brian F. Hurley
Title: President